Exhibit 3.12

CERTIFICATE OF INCORPORATION
OF
EDGE EXPLORATION COMPANY

FIRST:                   The name of the Corporation is Edge Exploration Company (hereinafter the “Corporation”).

SECOND:              The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD:                  The purpose of the Corporation is to engage in any lawful acts or activity for which corporations may be organized under the General Corporation Law of Delaware or any successor statute (the “DGCL”‘).

FOURTH:              The aggregate number of shares of capital stack that the Corporation shall have authority to issue is one thousand (1,000) shares of common stock, par value $0.01 per share (“Common Stock”).  Shares of any class of capital stock of the Corporation may be issued for such consideration and for such corporate purposes as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine.  Each share of Common Stock shall be entitled to one vote.

No stockholder shall, by reason of the holding of shares of any class or series of capital stock of the Corporation), have a preemptive or preferential right to acquire or subscribe for any shares or securities of any class, whether now or hereafter authorized, which may at any time be issued, sold or offered for sale by the Corporation.  Furthermore, Common Stock is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund.

Cumulative voting of shares of any class or series of capital stock having voting rights is prohibited.

FIFTH:    The name and mailing address of the incorporator is:

Michael G. Long

Edge Petroleum Corporation

1111 Bagby, Suite 2100

Houston, Texas 77002

SIXTH:                  The powers of the incorporator are to terminate upon the filing of the Certificate of Incorporation with the office of the Secretary of State of the State of Delaware.

(a)           Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.  In addition to the authority and powers conferred upon the Board of Directors by the DGCL or by the other provisions of this Certificate of Incorporation, the Board of Directors is hereby authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Certificate of Incorporation and any Bylaws adopted by the stockholders of the Corporation provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation, or any amendments thereto, shall invalidate any prior act of the Board of Directors that would have been valid if such Bylaws or amendment had not been adopted.

(b)           Number. Election and Terms of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed from time to time by a majority of the directors then in office. Each director shall hold office until the annual meeting at which such director’s term expires and, the foregoing notwithstanding, shall serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.  Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

(c)           Vacancies. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors.

(d)           Initial Directors.  Each person whose name and mailing address are set out immediately below is to serve as a director of the Corporation in accordance with the provisions of this Certificate of Incorporation:

Name	Addrcss

John E. Calaway	1111 Bagby, Suite 2100
Houston, Texas 77002

James D. Calaway	1111 Bagby, Suite 2100
Houston, Texas 77002

Vincent Andrews	16 West Avenue
Darien. Connecticut 06820

John Sfondrini	36 Catoonah Street, Unit #16
Ridgefield, Connecticut 06875

SEVENTH:             No director of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the: Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (iv) for any transactions from which such director derived an improper personal benefit.  If the DGCL is amended after the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation, in addition to the limitation on persona11iability provided herein, shall be limited to the fullest extent permitted by such law, as so amended. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeat or modification.

EIGHTH:                In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation, or adopt new Bylaws, without any action on the part of the stockholders, except as may be otherwise provided by applicable law or the Bylaws of the Corporation.

NINTH:                  Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs.  If the majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

IN WITNESS WHEREOF the Corporation has caused this certificate to be executed this 12th day of May, 1997.

/s/ Michael G. Long
Michael G. Long